May 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

European Investment Bank
Registration Statement Pursuant to Schedule B
(Registration Number 333-223825)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the European Investment Bank (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to 12:00 p.m. on May 18, 2018, or as soon as practicable thereafter.

Very truly yours,

EUROPEAN INVESTMENT BANK

By:	/s/ Eila Kreivi
Name: Eila Kreivi
Title: Director

By:	/s/ Sandeep Dhawan
Name: Sandeep Dhawan
Title: Head of Funding